 Exhibit (a)(5)(v)

For immediate release
Media contact: Hillary Yaffe, +1 212 632 6528 hillary.yaffe@lazard.com	Investor contact: Ben Wulfsohn, +1 800 823 6300 ben.wulfsohn@lazard.com

LAZARD WORLD DIVIDEND & INCOME FUND
ANNOUNCES FINAL RESULTS OF TENDER OFFER

NEW YORK, August 22, 2019 – Lazard World Dividend & Income Fund, Inc. (NYSE: LOR) today announced the final results of its one-time tender offer to acquire, in exchange for cash, up to 20% of its outstanding shares of common stock (the "Offer"). The Offer expired on August 21, 2019 at 5:00 p.m., New York City time, and was oversubscribed.

Based upon information provided by Broadridge Corporate Issuer Solutions, Inc., the information agent for the Offer (the "Information Agent"), 3,560,562 shares, or approximately 52% of LOR's outstanding shares, were validly tendered, and LOR has accepted for payment 1,376,037 shares, or approximately 20% of LOR's outstanding shares, on a pro rata basis, with appropriate adjustment to avoid purchasing fractional shares (the "proration factor"). The purchase price for validly tendered shares is $10.04 per share, which is equal to 98% of LOR's net asset value per share as of the close of regular trading on the New York Stock Exchange on August 21, 2019. The proration factor is 0.3865013, which results in LOR accepting for payment, on a pro-rata basis, approximately 39% of the LOR shares validly tendered by each tendering stockholder. Payment for such shares will be made as promptly as practicable.

Any questions regarding the Offer may be directed to the Information Agent toll-free at (888) 789-8409.

An indirect subsidiary of Lazard Ltd (NYSE: LAZ), Lazard Asset Management LLC, LOR's investment manager, offers a range of equity, fixed-income, and alternative investment products worldwide. As of July 31, 2019, LAM and affiliated asset management companies in the Lazard Group managed $234.8 billion worth of client assets. For more information about LAM, please visit www.LazardAssetManagement.com. Follow LAM at @LazardAsset.

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